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                           May 6, 2022

       Ben Klocke
       General Counsel
       Bridgewater Bancshares Inc
       4450 Excelsior Boulevard, Suite 100
       St. Louis Park, Minnesota 55416

                                                        Re: Bridgewater
Bancshares Inc
                                                            Registration
Statement on From S-3
                                                            Filed April 27,
2022
                                                            File No. 333-264509

       Dear Mr. Klocke:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance